SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 2, 2003**

THE TIMKEN COMPANY

(Exact Name of Registrant as Specified in its Charter)

Ohio

(State or Other Jurisdiction of Incorporation)

1-1169	**34-0577130**
(Commission File Number)	(I.R.S. Employer Identification No.)

1835 Dueber Avenue, S.W., Canton, Ohio 44706-2798

(Address of Principal Executive Offices) (Zip Code)

(330) 438-3000

(Registrant's Telephone Number, Including Area Code)

Item 5. Other Events and Regulation FD Disclosure

The Timken Company issued a press release on July 2, 2003, a copy of which is filed as Exhibit 99.1 to this report and is incorporated herein by this reference.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

   (a) Not applicable.

   (b) Not applicable.

   (c) Exhibits.

      99.1   The Timken Company Press Release dated July 2, 2003


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY

By: /s/ William R. Burkhart
_____

William R. Burkhart
Senior Vice President and General Counsel

Date: July 3, 2003

EXHIBIT INDEX

Exhibit Number	Description of Documents
99.1	The Timken Company Press Release dated July 2, 2003